

WeHa

BREWING & ROASTING COMPANY

WEST HARTFORD, CT

Investor Prospectus

Mission Statement

WeHa Brewing & Roasting Company's mission includes:

- Never compromising on quality
- Paying attention to detail
- Providing inspiration through our product offerings
- Constantly learning and striving to be better both in our products offered and the experience we provide
- Commitment to the community
- Treating customers like family; and
- Never losing sight of our "why".

Business Overview

- WeHa Brewing & Roasting Company ("WeHa") will offer carefully crafted beer and artisanal coffee beverages.

- WeHa provides a unique and differentiated offering to the market as it will operate as both a brewery and a coffee roaster.

- WeHa will be able to offer the highest quality craft beers and coffee by hiring experienced professionals in their respective industries and having full control of the process from raw material procurement to serving the end customer.

Craft Beer and Coffee:

A match made in heaven

"It's taken a lot of hard work on the part of determined small brewers, but local beer is back, and based on the numbers, it's here to stay."

Dr. Bart Watson, Chief Economist
Brewers' Association

"Specialty coffee has risen significantly over the last five years, with daily consumption of specialty coffee reaching more than 35%. Espresso-based beverage consumption has tripled over the last five years while sales of cold brew have risen 80% over the last 12 months"

Retail Market for Coffee
August 2018 Industry Report

Craft Beer

Market Trends & Analysis[1]

- Craft beer market was ~$28 billion in 2018, achieving a 7% dollar sales growth

- In 2018, craft beer sales grew at a rate of 4% while total volume of U.S. beer sales went down 1%
  - Signals increase in craft beer market share while high-volume macro breweries decline in sales and market share

- Number of craft breweries has increased 3,800 in 2014 to 7,300 in 2018

- Increase of 13% in the number of craft breweries from 2017 to 2018

1) See Craft Beer Market - Appendix A & B for reference

Craft Beer

Connecticut Market Analysis[1]

- $718 Million – Economic impact in 2018 (ranks 26th)

- 213k - Barrels Produced in 2018 (ranks 25th)

- 3.2 breweries per capita (ranks 25th)

  - In comparison, Maine ranks 3rd with over 120 breweries and 11.3 breweries per capita

  - Signals that there is room for growth in market for craft breweries in Connecticut

- Number of craft breweries in Connecticut has increased from 21 in 2012 to 87 in 2018

  - 21 craft breweries and brewpubs in Hartford County

  - 1 craft brewery in West Hartford

1) See Craft Beer Market – Connecticut in Appendices for reference

Specialty Coffee

Market Trends & Analysis

- $45.6 billion – total revenue in retail market for coffee

- $2.66 billion – liquid coffee sales in U.S.

- $9.37 billion – dry coffee sales in U.S.

- By 2021, coffee house sales in the U.S. are projected to reach $28.7 billion

- Driving force in shift to specialty and local coffee is millennials
  - Millennials, the target market for WeHa, have highest combined spending power of any living generation
  - Millennials prefer customized cups of local roasts and single-origin beans

1) See Coffee Market – U.S. in Appendices for reference

Why West Hartford?

- **High amount of disposable income**
  - Average median income is ~$95k[1]
  - Total consumer spending of $1.2b within 3 mile radius

- **Densely populated area**
  - 130,000 people live within 3 mile radius of brewery
  - 280,000 people live within 5 mile radius of brewery

- **Large percentage of young adults**
  - ~77% of residents 21 years old and older
  - ~40% of residents between the ages of 21-50

- **Growth potential in West Hartford Market**
  - Only one brewery and one coffee roaster in West Hartford

1) Appendix A & B – West Hartford Demographics

Taproom/Café Rendering


West Hartford
WeHa
Coffee
STONE
HOWLEY
Architects

Questions

- Cody McCormack, President & CEO
  - Cell: 860-371-5096
  - Email: cmccormack0721@gmail.com

Craft Beer Market

Appendix A[1]



U.S. BEER SALES VOLUME GROWTH 2018
BREWERS ASSOCIATION
OVERALL BEER
-0.8%
194,278,588 BBLS
3.9% CRAFT
25,632,766 BBLS
3.6% IMPORT BEER
35,660,588 BBLS
OVERALL BEER MARKET
$114.2 BILLION
CRAFT BEER MARKET
$27.6 BILLION
7% DOLLAR SALES GROWTH
CRAFT
13.2% SHARE
(25,632,766 BBLS)
IMPORT
18.4% SHARE
(35,660,588 BBLS)
OTHER DOMESTIC
68.5% SHARE
(132,985,234 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO

1) https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

Craft Beer Market

Appendix B[1]

	2014	2015	2016	2017	2018	2017 to 2018 % Change
Craft	**3,814**	**4,628**	**5,539**	**6,490**	**7,346**	**+13.2**
Regional Craft Breweries	135	178	186	202	230	+13.9
Microbreweries	2,076	2,626	3,251	3,933	4,522	+15.0
Brewpubs	1,603	1,824	2,102	2,355	2,594	+10.1
Large/ Non-Craft	**46**	**44**	**67**	**106**	**104**	
Total U.S. Breweries	**3,869**	**4,672**	**5,606**	**6,596**	**7,450**	**+12.9**

1) https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

Craft Beer Market – Connecticut[1]



1) https://www.brewersassociation.org/statistics-and-data/state-craft-beer-stats/?state=CT

Coffee Market – U.S.

Industry at a Glance

The Retail Market for Coffee in 2018

Key Statistics Snapshot

Revenue	**Annual Growth 13–18**	**Annual Growth 18–23**
$45.6bn	5.9%	2.1%
Profit	**Wages**	**Businesses**
$3.1bn	$7.7bn	369,195



% change

Revenue vs. employment growth

Pounds

Per capita coffee consumption

Revenue   Employment

Appendix A

DEMOGRAPHICS

1 mile

HOUSEHOLD INCOME
$87,999
Average
$0K - $35K
23%
$35K - $75K
29.4%
$75K - $100K
16.4%
$100K+
31.2%



AGE DISTRIBUTION
40.5
Average
0 - 19
23.3%
20 - 29
12.4%
30 - 39
13.4%
40 - 49
12.9%
50 - 64
21.1%
65+
16.9%

Population estimates, July 1, 2018, (V2018)	X
Transportation	
Mean travel time to work (minutes), workers age 16 years+, 2013-2017	22.3
Income & Poverty	
Median household income (in 2017 dollars), 2013-2017	$95,298
Per capita income in past 12 months (in 2017 dollars), 2013-2017	$52,846
Persons in poverty, percent	⚠ 7.5%

Appendix B

	1 MILE	3 MILE	5 MILE
Total Population	7,950	128,759	282,029
2010 Population	8,454	132,996	287,475
2024 Population	7,830	127,565	280,146
Total Businesses	859	7,832	17,834
Employees	10,634	81,021	233,833
Average Household Income	$87,999	$78,862	$79,145
Median Household Income	$71,582	$56,110	$53,958
Total Consumer Spending	$79.44M	$1.2B	$2.6B